September 13, 2013

Martin James, Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549-0306

VIA FACSIMILE [703-813-6985] and U.S. Certified Mail

Re:	Utah Medical Products, Inc. (UTMD)
Form 10-K for the fiscal year ended December 31, 2012
Filed March 7, 2013
File No. 1--12575

Dear Mr. James:

Thank you for your review of Utah Medical Products, Inc.’s (UTMD’s) Annual Report on Form 10-K.  This is UTMD’s response to the SEC comment letter dated August 30, 2013, which will also be filed on EDGAR as private correspondence with the SEC.  For ease of reference, I have incorporated the SEC comments in italics followed by UTMD’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2012
Item 8. Financial Statements and Supplementary Data
Report of Independent Registered Public Accounting Firm, page 30

1.
Please have your auditor, Jones Simkins LLC, explain to us how it concluded that it was your principal auditor given the significance of the assets audited by the Norton Practice. We note that the assets of Femcare Group Limited represent 65.7% of your total assets as of 12/31/12 and 65.3% of your total assets as on 12/31/11. Please refer to Rule 2-05 of Regulation S-X and PCAOB AU Sections 543 and 9543.

Jones Simkins LLC response to Comment 1.

Jones Simkins LLC referred to Rule 2-05 of Regulation S-X and PCAOB AU Sections 543 and 9543 in reaching the conclusion that it is UTMD’s principal auditor. The revenues that it audited in 2012 and 2011 were 60.3% and 64.9%, respectively, of consolidated revenue. Femcare intangible assets as a result of the acquisition were $42,624,000 at 12/31/12 and $43,240,000 at 12/31/11.  Excluding acquired intangible assets, Femcare’s assets were 10.3% of consolidated total assets at 12/31/12, and 8.7% at 12/31/11. Other considerations were that Jones Simkins audited the acquired intangible assets in 2011 and satisfied itself regarding the reasonableness of those intangibles in 2012, that it audited the home (corporate) office, which is located in the U.S., that it coordinated all of the audit work, and that it audited UTMD’s consolidation and the consolidated financial statements including disclosures and principal operations. Furthermore, UTMD’s fully-integrated accounting system is domiciled and controlled by personnel in the U.S.

2.	In addition, please clearly describe to us the specific nature of the assets audited by The Norton Practice.

UTMD response to Comment 2.

At December 31, 2012, The Norton Practice audited current operational assets of Femcare Group Limited of $7,402,000, net property and equipment of $482,000, and acquired intangibles of $42,624,000.

Note 11 – Geographical Sales Information, page 48

3.
Please disclose in future filings the basis for attributing revenues from external customers to individual countries and, if revenues from external customers attributed to an individual foreign country are material, please disclose those revenues separately. Refer to FASB ASC 280-10-50-41(a).

UTMD Response to Comment 3:

UTMD will disclose in future filings the basis for attributing revenues from external customers to individual countries, and separately disclose revenue to individual countries where that revenue is material, as set forth in FASB ASC 280-10-50-41(a).

4.	Please disclose in future filings geographic information about your long-lived assets, as required by FASB ASC 280-10-50-41(b).

UTMD Response to Comment 4:

Unless UTMD is mistaken, geographic long-lived assets disclosure required by FASB ASC 280-10-50-41(b) was provided in Note 5 – Property and Equipment. UTMD’s understanding is that intangible assets are not included in long-lived assets. If Note 5 is not adequate, please provide further notice.

Note 12 – Revenues by Product Category, page 48

5.
We note that you do not provide any segment disclosures and that you have products in four different categories. Please tell us about the company’s analysis under FASB ASC 280-10-50 in determining the company’s reportable segments.

UTMD Response to Comment 5:

UTMD does not account for, nor make available internally, separate operating or financial results in the four product categories in which it discusses sales trends. Accordingly, the characteristics required by 280-10-50-1 (b) and (c) do not exist and segment reporting is not possible.

In responding to our comments, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

UTMD Response:  UTMD acknowledges the first two bullets points.  Consistent with UTMD’s responses to prior SEC comment letters, UTMD does not acknowledge the third, as UTMD believes such an acknowledgement would violate its constitutional rights.

Thank you for your review of the referenced disclosures.  I hope that the above responses are complete and to the satisfaction of the SEC.  If not, please give us the opportunity to augment the responses as needed.

Sincerely,

/s/ Paul O. Richins

Paul O. Richins
Principal Financial Officer
Direct tele no. (801) 569-4200
Fax no. (801) 566-7305